July 19, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Isabel Rivera and Pam Long

Re:	Office Properties Income Trust Registration Statement on Form S-4 Filed May 19, 2023, as amended File No. 333-272105 Request for Effectiveness

Dear Ms. Rivera and Ms. Long:

Reference is made to the Registration Statement on Form S-4 (File No. 333-272105) filed by Office Properties Income Trust (the “Company”) with the U.S. Securities and Exchange Commission on May 19, 2023, as amended on June 6, 2023, June 20, 2023, July 7, 2023, July 17, 2023, and July 19, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 10:00 a.m., Eastern Time on July 21, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz at (212) 403-1060 with any questions you may have concerning this letter or if you require any additional information. Please notify Mr. Stagliano when this request for acceleration of the effectiveness of the Registration Statement has been granted.

(signature page follows)

Sincerely,

OFFICE PROPERTIES INCOME TRUST

By:	/s/ Matthew C. Brown
Name:	Matthew C. Brown
Title:	Chief Financial Officer and Treasurer

cc:	Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz